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                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                               (Amendment No. 1)*


                              Big City Bagels, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
-------------------------------------------------------------------------------
                           (Title Class of Securities)


                                   089090 10 4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                 600 Third Avenue, New York, New York 10016-2097
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 7, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on Following Pages)
                              (Page 1 of 13 pages)

CUSIP No. 089090 10 4                    13D            Page 2 of 13 Pages
----------------------------                            ---------------------


1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Mark Weinreb
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|X|
                                                                       (b)|_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   OO - See Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                              |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                           0
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       209,251
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                         209,251
                            ---------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                           0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   209,251 shares (See Item 5(a))
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   14.0%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 089090 10 4                    13D            Page 3 of 13 Pages
-------------------------                            ------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Jerry Rosner
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|_|
                                                                        (b)|X|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                             |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                              0
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       62,002
           EACH             ---------------------------------------------------
         REPORTING          9         SOLE DISPOSITIVE POWER
          PERSON
           WITH                         62,002
                            ---------------------------------------------------
                            10        SHARED DISPOSITIVE POWER

                                             0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   62,002 shares (See Item 5(a))
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   4.1%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 089090 10 4                     13D            Page 4 of 13 Pages
------------------------                              ------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Stanley Weinreb
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|X|
                                                                       (b)|_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   OO - See Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                              |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

                                              0
         NUMBER OF         ----------------------------------------------------
          SHARES           8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       158,514
           EACH            ----------------------------------------------------
         REPORTING         9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                         158,514
                           ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   158,514 shares (See Item 5(a))
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   10.6%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 089090 10 4                   13D            Page 5 of 13 Pages
------------------------                            --------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Stanley S. Raphael
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|X|
                                                                        (b)|_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   OO - See Item 3
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                              0
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       156,326
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                         156,325
                            ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                        1,188
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   157,326 shares (See Item 5(a))
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   10.5%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 089090 10 4                13D            Page 6 of 13 Pages
-------------------------                          -----------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Trade Consultants, Inc. Pension Plan
                   65-0048548
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|X|
                                                                        (b)|_|

-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Florida (See Item 2(f))
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                              0
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       1,188
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                         0
                            ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                        1,188
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,188 shares (See Item 5(a))
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.08%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   EP
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  INTRODUCTION

         Amendment No. 1 to this Schedule 13D ("Amendment") is being filed as a joint filing by Messrs. Mark Weinreb, Stanley Weinreb, Stanley S. Raphael and Trade Consultants, Inc. Pension Plan ("Trade Consultants"), of which Mr. Raphael is the sole trustee (collectively, the "Management Group"), and Jerry Rosner ("Rosner"). The members of the Management Group are parties to a Founders' Shareholder Agreement, dated March 31, 1996, with respect to certain securities of Big City Bagels, Inc., the issuer of the securities to which this Amendment pertains ("Issuer"). Rosner was formerly a party to such agreement. Effective as of July 7, 1998, the members of the Management Group entered into an agreement to amend the Founders' Shareholder Agreement, pursuant to which Rosner was removed as a member of the Management Group.

Item 1.  Security and Issuer.

         The class of equity securities to which this Amendment relates is the common stock, $.001 par value, ("Common Stock") of the Issuer, a New York corporation, whose principal executive offices are located at 99 Woodbury Road, Hicksville, New York 11801. All shares of Common Stock set forth herein give effect to a 1-for-5 reverse stock split effected by the Issuer on June 23, 1998.

         The percentage of beneficial ownership reflected in this Amendment is based upon 1,495,092 shares of Common Stock outstanding on September 1, 1998.

Item 2.  Identity and Background.

     (a) Name: This Amendment is filed jointly by the current and former members of the Management Group: Messrs. Mark Weinreb, Rosner, Stanley Weinreb, Stanley
S. Raphael and Trade Consultants.

     (b) Business Addresses:

                  Mark Weinreb
                  c/o Big City Bagels, Inc.
                  99 Woodbury Road
                  Hicksville, New York 11801

                  Jerry Rosner
                  2935 Bayside Court
                  Wantagh, New York  11793

                  Stanley Weinreb
                  c/o Big City Bagels, Inc.
                  99 Woodbury Road
                  Hicksville, New York 11801

                  Stanley S. Raphael
                  c/o Big City Bagels, Inc.
                  99 Woodbury Road
                  Hicksville, New York 11801


                               Page 7 of 13 Pages

                  Trade Consultants, Inc. Pension Plan
                  Stanley S. Raphael, Trustee
                  4221 Bocaire Boulevard
                  Boca Raton, Florida  33487

         (c) Principal Business: Mark Weinreb is the Chairman of the Board and Chief Executive Officer of the Issuer. Rosner served as the President, Chief Operating Officer and a director of the Issuer until June 19, 1998, when he resigned all of such positions to pursue other interests. Stanley Weinreb is a director of the Issuer. Stanley S. Raphael is a director of the Issuer and the President of Trade Consultants, Inc., a management consulting company organized under the laws of the State of Florida.

         (d) During the last five years, no current or former member of the Management Group has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, no current or former member of the Management Group has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against any current or former member of the Management Group enjoining any current or former member of the Management Group from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the individual current or former members of the Management Group that are natural persons are citizens of the United States. Trade Consultants is a pension plan organized under the laws of the State of Florida.


Item 3.  Source and Amount of Funds or other Consideration.

         Pursuant to a Settlement Agreement, dated as of July 7, 1998, among Rosner on the one hand, and Mark Weinreb, Stanley Weinreb and Stanley Raphael, on the other hand, Rosner transferred 33,343 shares of Common Stock to each of the other members of the Management Group in full satisfaction of debt owed to each such person. The shares of Common Stock were valued at $0.625 per share, the closing price of the Common Stock on that date. Accordingly, each of the members of the Management Group acquired or disposed of such shares.


Item 4.  Purpose of Transactions.

         Each of the current and former members of the Management Group has acquired the securities specified in Item 5(c) of this Amendment in order to obtain individual equity positions in the Issuer for investment purposes. None of the current or former members of the Management Group have a present intention to acquire or dispose of shares of Common Stock of the Issuer, but this may change depending upon market conditions. Except as discussed below, none of the current or former members of the Management Group have any present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding


                               Page 8 of 13 Pages
thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to the above. As previously discussed herein, Mark Weinreb, Stanley Weinreb and Stanley Raphael serve as directors of the Issuer and Mark Weinreb serves as Chairman and Chief Executive Officer of the Issuer. As previously announced and reported by the Issuer, the Issuer's management has been evaluating each aspect of the Issuer's operations and has been taking, and intends to continue to take, action intended to make the Issuer profitable and increase shareholder value. In their capacities as directors and/or as an officer of the Issuer, these three members of the Management Group are seeking and pursuing proposals to sell or otherwise dispose of assets of the Issuer that are not profitable and acquire another business, which may be outside of the Issuer's present line of business. Such acquisition may be structured as an extraordinary corporate transaction, such as a merger, and may involve a change in the capitalization, board of directors and management of the Issuer. Although these three members of the Management Group have no present plans to make any change in the Issuer's charter or by-laws or take other action which may impede the acquisition of control of the Issuer by any person, it is noted that the by-laws of the Issuer were recently amended by its board of directors (which consists of these persons) to provide that shareholders owning at least a majority of the outstanding Common Stock of the Issuer may demand that a special meeting of shareholders be held, an increase from the former threshold of 10%. This amended by-law may have the effect of impeding the acquisition of control of the Issuer.


Item 5.  Interest in Securities of the Issuer.

         (a) and (b) The following table sets forth the separate beneficial ownership of each current and former member of the Management Group. For purposes of presentation, the number of shares listed for each member of the Management Group does not include shares held by other members of the Management Group. Absent the Founders' Shareholder Agreement, each of the members has sole voting and dispositive power with respect to the shares indicated, except as disclosed in Note (1).


Name                        Number of Shares              Percent of Class

Mark Weinreb                   209,251(1)                         14.0%
Jerry Rosner                    62,002(1)                          4.1%
Stanley Weinreb                158,514(1)                         10.6%
Stanley S. Raphael             157,326(1)(2)                      10.5%
Trade Consultants                1,188                            0.08%



(1) Includes 4,000 shares of Common Stock issuable upon exercise of currently exercisable options.

(2) Includes 1,188 shares held by Trade Consultants, of which Mr. Raphael is the sole trustee. Accordingly, absent the Founders' Shareholder Agreement, Mr. Raphael has sole voting and dispositive power with respect to such shares, although it is nominally shared with Trade Consultants.

         Since each current member of the Management Group is a party to, and has agreed to vote their shares in accordance with, the Founders' Shareholder Agreement described in Item 6, each of the current members of the current Management Group shares voting power with respect to the shares of Common

                               Page 9 of 13 Pages

Stock held by each of the other members and may be deemed to beneficially own all of the shares held by all current members of the Management Group. Accordingly, the Management Group, collectively (not including Rosner), beneficially owns 525,091 shares, or 33.8%, of the Issuer's outstanding Common Stock.

         (c) Pursuant to a Settlement Agreement, dated as of July 7, 1998, among Rosner on the one hand, and Mark Weinreb, Stanley Weinreb and Stanley Raphael, on the other hand, Rosner transferred 33,343 shares of Common Stock to each of the other members of the Management Group in full satisfaction of debt owed to each such person. The shares of Common Stock were valued at $0.625 per share, the closing price of the Common Stock on that date. No other transactions were effected during the past 60 days by the current and former members of the Management Group.

Item 6.  Contracts, Agreements, Understandings or
         Relationships with Respect to Securities of Issuer.

         Each current member of the Management Group is a party to the Founders' Shareholder Agreement, dated March 31, 1996, and the shares of Common Stock beneficially owned by them are subject to the terms of the Founders' Shareholder Agreement. Pursuant to the Founders' Shareholder Agreement, each of these members has agreed to vote his shares for the election of each of the other members of the Management Group as a director of the Issuer as long as each such other member owns at least 20,000 shares of Common Stock. In addition, the members have granted a right of first refusal to the others with respect to any sales of Common Stock held by them other than pursuant to a Registration Statement under the Securities Act of 1933, as amended, or pursuant to Rule 144 promulgated thereunder. On July 7, 1998, the members of the Management Group entered into an agreement to amend the Founders' Shareholder Agreement, pursuant to which Rosner was removed as a member of the Management Group.

Item 7.  Materials to be Filed as Exhibits.

     Exhibit 1: Founders'  Shareholder   Agreement,   dated  March  31,  1996,
                incorporated by reference to Exhibit 10.8 of Amendment No. 3 to the Issuer's Registration Statement on Form SB-2 (No.333-
                2154), filed May 3, 1996.

     Exhibit 2: Amendment to Founder's Shareholder  Agreement,  dated as of July
                7, 1998, incorporated by reference to Exhibit 10.11 to the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998.

     Exhibit 3: Joint Filing Agreement, dated September 14, 1998, by and among each  current  and former  member of the Management Group.

     Exhibit 4: Stock  Option  Agreement,  dated  March 31,  1997, between the
                Company and Mark Weinreb, incorporated by reference to Exhibit
                10.10 to the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997.

     Exhibit 5: Schedule  of  omitted  documents  in the  form of Exhibit 4, including  material  detail in which such documents differ from
                Exhibit 4,  incorporated  by reference   to  Exhibit   10.10.1
                to the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997.


                               Page 10 of 13 Pages

     Exhibit 6: Stock  Option  Agreement,  dated  March 31,  1998, between the
                Company and Mark Weinreb, incorporated by reference to Exhibit
                10.11 to the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998.

     Exhibit 7: Schedule  of  omitted  documents  in the  form of exhibit 6, including  material  detail in which such documents differ from
                Exhibit 6, incorporated by reference to Exhibit 10.11.1 to the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998.

                               Page 11 of 13 Pages

                                                    SIGNATURES


                  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   September 14, 1998

                                                 /s/ Mark Weinreb
                                                 ---------------------------
                                                     Mark Weinreb


                                                 /s/ Jerry Rosner
                                                 ---------------------------
                                                     Jerry Rosner


                                                 /s/ Stanley Weinreb
                                                 ---------------------------
                                                     Stanley Weinreb


                                                 /s/ Stanley S. Raphael
                                                 ---------------------------
                                                     Stanley S. Raphael


                                                TRADE CONSULTANTS, INC.
                                                      PENSION PLAN


                                                By: /s/ Stanley S. Raphael
                                                -----------------------------
                                                 Stanley S. Raphael, Trustee

                               Page 12 of 13 Pages